October 13, 2005


Mail Stop 4561



John A. van Arem
Chief Executive Officer
Digital Rooster.Com LTD.
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2

Re:	Digital Rooster.Com LTD.
Form 20-F/A for the Fiscal Year Ended
March 31, 2004
File No. 000-32559
Filed October 7, 2004
Form 6-K for the Quarterly Period Ended
June 30, 2004
File No. 000-32559
Filed October 7, 2004
Form 6-K for the Quarterly Period Ended
September 30, 2004
File No. 000-32559
Filed November 15, 2004

Dear Mr. van Arem:

      We have reviewed your response letter dated August 23, 2005 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended March 31, 2004


Financial Statements

General

1. Explain to us where you disclosed details of your restatement in the notes to your restated financial statements or revise to include this information. Additionally, revise to label each year restated as such on the face of financial statements.

Auditors` Report, page 1

2. As your financial statements were restated subsequent to the date of your independent auditors` report, it is unclear to us if the restatement was audited by your auditors. If so, tell us how your auditors modified their report to indicate that they had audited the restatement or revise accordingly.

Gain on dilution of investment in subsidiary, page 15

3. We have considered your response to comment 6. It is still unclear to us how you have accounted for the issuance of treasury shares of Avrada, Inc. and why the transaction results in a gain in your income statement. Tell us, in detail, the nature of the transaction, how you have accounted for it, and your accounting basis for doing so.

      Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at (202) 551-3413.

      Sincerely,



							Cicely Luckey
      Accounting Branch Chief
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John van Arem
Digital Rooster.com LTD.
October 13, 2005
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